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SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 	)*


             			Integrated Technology USA. Inc.
(Name of Issuer)

                        Common Stock, $0.01 par value
(Title of Class of Securities)

				        45813T108
(CUSIP Number)

Barry W. Blank, PO Box 32056, Phoenix, Arizona 85064, (602) 870-0004
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
 Communications)

						July 8, 1997
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement  [X].
 (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing any information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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SCHEDULE 13D


CUSIP No.  45813-T1-08

Page      2     of     5    Pages
  1

NAME OF REPORTING PERSON
Barry W. Blank
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
  2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) [  ]
			(b) [  ]
 3
SEC USE ONLY 4
SOURCE OF FUNDS*
PF 5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
 2(d) or 2(E)    [ ] 6CITIZENSHIP OR PLACE OF ORGANIZATION
USA
NUMBER OF 7 SOLE VOTING POWER
259,600 shares of Common Stock and 600,000 Warrants which are exercisable commencing 10/8/97 for 600,000 shares of Common Stock SHARES
BENEFICIALLY 8 SHARED VOTING POWER
None OWNED BY
     REPORTING      9 SOLE DISPOSITIVE POWER
259,600 shares of Common Stock and 600,000 Warrants which are exercisable commencing 10/8/97 for 600,000 shares of Common Stock PERSON WITH 10 SHARED DISPOSITIVE POWER
None 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON